Filed by Northwest Airlines Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Northwest Airlines Corporation
Commission File No.: 0-23642

Forward-Looking Statements

This filing (including information included or incorporated by reference herein) includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations, and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta and Northwest caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  Delta and Northwest will mail the joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since April 30, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Annual Reports on Form 10-K (including any amendments thereto), Current Reports on Form 8-K and other documents that have previously been filed with the SEC since May 31, 2007 as well as in its definitive proxy statement to be filed with the SEC related to Northwest’s 2008 Annual Meeting of Stockholders. You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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Delta Air Lines, Inc. and Northwest Airlines Corporation have created a website at www.newglobalairlines.com with information about the merger. The website includes the information being filed herewith.

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A Win for Employees

The combination of Delta and Northwest is a win for employees. As a result of this transaction, the seniority of our people is protected; the existing pension plans of our employees and retirees are maintained; the network is expanded; our plans for international growth are strengthened and accelerated; and, most importantly, there is even greater job security with more career opportunities for the people of Delta and Northwest.

Delta and Northwest employees will directly participate in the growth and future success of the combined company. The transaction allows us to make the following additional commitments to the employees of Delta and Northwest:

•
Non-pilot employees of Delta and Northwest will participate in the benefits of the combined airline by receiving a 4 percent equity stake in the new company upon closing. The stock will be allocated based upon relative payrolls of the companies and your individual earnings. International employees will receive a cash payment, in lieu of stock.

•	There will be no involuntary furloughs of U.S.-based frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•
Delta pilots will participate in the benefits of the combined airline through a new four-year agreement that facilitates the integration of the carriers and realization of the combined revenue synergies. With respect to Northwest pilots, Delta has committed to use its best efforts to reach a combined Delta-Northwest pilot agreement, including resolution of pilot seniority integration, prior to the closing of the merger.

About the Merger
Merger Timeline

Combining Delta and Northwest will take time. The merger is subject to several regulatory approvals from U.S. and foreign antitrust authorities. It is expected that the regulatory review period will be completed later this year.

Until the transaction receives required approvals, there will be no changes to either airline’s flight schedule, frequent flyer program, customer service, or corporate structure as a result of the transaction.

A Win for Customers

The combination of Delta and Northwest will offer customers greater choice, competitive fares and a superior travel experience.

The combined airline will provide convenient connections between more destinations in the U.S. and around the world than any other airline.

As a stronger, more financially stable company, the combined airline will be able to reinvest in upgrading its fleet and upgrading services that make flying more convenient and enjoyable for customers.

Benefits for customers include:

•	Service to over 390 destinations in 67 countries, including more than 140 small communities across America.

•	The combination of Delta’s strengths in the South, Mountain West, Northeast, Europe and Latin America with Northwest’s leading positions in the Midwest, Canada and Asia

•	Access to 840 destinations in 162 countries through SkyTeam Alliance.

•
Maintained operations and enhanced access to more destinations worldwide at all current Delta and Northwest hubs in Atlanta, Cincinnati, Detroit, Memphis, Minneapolis/St. Paul, New York-JFK, Salt Lake City, Tokyo-Narita, and Amsterdam.

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An enhanced customer experience from investments in the fleet, including the opportunity to exercise options for the delivery of up to 20 new widebody jets, and investments in new customer services, including enhanced self-service tools, better bag tracking technology, new seats and refurbished cabins.

•
Enhanced competition in the industry as the combined company becomes a stronger airline, better able to compete with discount carriers and growing international airlines that are serving more markets in the U.S.

A Win for Communities

Because Delta and Northwest bring together complementary route networks with virtually no service overlap, the combined company will be able to preserve all its hubs and serve more domestic and international destinations than any other airline. This includes continuing both Delta and Northwest's proud tradition of providing more service to small and rural destinations across the country than any other airline.

Benefits for communities include:

•
The combined airline will continue operations and enhance international connections at all current Delta and Northwest hubs in Atlanta, Cincinnati, Detroit, Memphis, Minneapolis/St. Paul, New York-JFK and Salt Lake City.

•	Following the merger, Delta will serve more than 140 small communities in the United States – more than any other airline.

•	Potential new economic development, trade and tourism benefits from enhanced global access to and from cities and towns across the U.S. due to the merged company's unprecedented international network.

Delta and Northwest connect more of America's small communities to the world than any other airline.

Small Community Airports Served

* Reflects airports served between Jan 08 and Dec 08, plus announced additions, less announced cancellations, including seasonal services. "Small Communities" defined as those with 2006 FAA Passenger Boarding Counts of ‹ 500K Source: OAG, FAA

A Win for Communities
Atlanta

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

Atlanta will be home to the world headquarters of the combined company.

Delta has deep roots in Atlanta.

•	Delta initiated service to Atlanta in 1930.

•	Delta’s corporate headquarters have been located in Atlanta since 1941.

Together, Delta and Northwest currently employ over 27,000 Georgia residents and generate nearly $27 billion in economic benefits each year for Georgia.

•	Atlanta will continue to be the world’s preeminent airline hub and hometown to the world’s largest airline.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in Georgia will benefit from increased long-term job security at a more resilient airline better able to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations worldwide.

The merged airline will connect Atlanta and the entire Southeast to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Atlanta and surrounding communities with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Atlanta.

Competition among carriers in Atlanta will continue to thrive.

•	Delta has 993 peak day departures from Atlanta, while Northwest currently has only 14, demonstrating that the companies have complementary route networks with very little overlap.

•	Three discount carriers serve Atlanta.

A Win for Communities
Cincinnati

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

Cincinnati will continue to be an important Midwest regional hub in the merged carrier’s growing international network.

Delta has deep roots in Cincinnati.

•	Delta was the first to introduce jet service to Cincinnati in 1960, providing the catalyst for significant growth in the region.

•	Delta has served Cincinnati since 1941 and has operated a major hub here since 1986.

Together, Delta and Northwest currently employ over 7,000 residents of Ohio and Kentucky and generate annual economic benefits of more than $6.5 billion for Ohio and more than $4.5 billion for Kentucky.

•	Cincinnati will continue to be a vital part of the merged network.

•	Cincinnati is home to a major reservations center.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in the Cincinnati area and throughout Ohio and Kentucky will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations worldwide.

The merged airline will connect Cincinnati and the entire Ohio Valley to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Cincinnati and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Cincinnati.

Competition among carriers in the Cincinnati area will continue to thrive.

•	Delta has 383 peak day departures from Cincinnati, while Northwest currently has only 11, demonstrating that the companies have complementary route networks with very little overlap.

•	Two discount carriers serve the Cincinnati area.

A Win for Communities
Detroit

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

Detroit will continue to serve as an important hub city with connections across the globe.

Northwest has deep roots in Detroit.

•	Northwest has served Detroit since 1958 and has operated a hub here since 1986.

Together, Delta and Northwest currently employ more than 9,000 Michigan residents and generate more than $11 billion in economic benefits each year for Michigan.

•	Detroit will serve as the premier hub in the Great Lakes region with connections across the globe.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in Michigan will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations around the world than any other U.S. carrier.

The merged airline will connect Detroit and the entire Great Lakes region to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Detroit and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Detroit.

Competition among carriers in Detroit will continue to thrive.

•	Delta has only 19 peak day departures from Detroit, while Northwest currently has 520, demonstrating that the companies have complementary route networks with very little overlap.

•	Four discount carriers serve the Detroit area.

A Win for Communities
Memphis

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

Memphis will continue be an important regional hub in the merged airline’s growing international network.

Delta and Northwest have deep roots in Memphis.

•	Delta, via its predecessor airline Chicago & Southern, has served Memphis since 1934.

•	Memphis has served as a hub for Northwest since 1986.

Together, Delta and Northwest currently employ 4,000 Tennessee residents and generate more than $3 billion in economic benefits each year for Tennessee.

•	Memphis will continue to be one of the combined airline’s largest hubs with extensive nonstop international and domestic service.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in Tennessee will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations around the world than any other U.S. carrier.

The merged airline will connect Memphis and the Mid-South to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Memphis and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Memphis.

Competition among carriers in Memphis will continue to thrive.

•	Delta has 14 peak day departures from Memphis, while Northwest currently has 233, demonstrating that the companies have complementary route networks and very little overlap.

•	Two discount carriers serve Memphis.

A Win for Communities
Minneapolis/St. Paul

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

The Minneapolis/St. Paul hub will remain an important base of operations for the combined airline.

Northwest has deep roots in Minneapolis/St. Paul.

•	Minneapolis/St. Paul has been home to Northwest since 1926.

Together, Delta and Northwest currently employ more than 12,000 Minnesota residents and generate more than $12 billion in economic benefits each year for Minnesota.

•	Minneapolis/St. Paul will continue to be one of the combined airline’s premier hubs with extensive nonstop international and domestic service.

•	Delta is committed to retaining significant jobs, operations and facilities in Minnesota.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in Minnesota will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations worldwide.

The merged airline will connect Minneapolis/St. Paul and the Great Plains to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Minneapolis/St. Paul and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Minneapolis/St. Paul.

Competition among carriers in the Minneapolis/St. Paul will continue to thrive.

•	Delta has 17 peak day departures from Minneapolis/St. Paul, while Northwest currently has 484, demonstrating that the companies have complementary routes with very little overlap .

•	Three discount carriers serve Minneapolis/St. Paul.

A Win for Communities
New York

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

New York-JFK has been the cornerstone of Delta’s international expansion. The merger will make JFK an even more important international gateway.

Delta has deep roots in New York City and throughout New York State.

•	Delta has flown to the Big Apple for over 50 years.

•	New York-JFK has served as a Delta hub since 1991.

•	The Delta Shuttle has been serving New York business travelers since 1991.

Together, Delta and Northwest currently employ almost 4,500 people at JFK airport and 4,400 residents of New York State. Delta and Northwest generate more than $13 billion in economic benefits each year for New York State.

•	JFK airport will continue to be one of the combined airline’s largest hubs with extensive nonstop international and domestic service.

•	Delta will provide more service in the state of New York than any other airline.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in New York will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations worldwide.

The merged airline will connect New York City and the entire Northeast to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide New York City and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will enhance the competitive environment for customers in New York City.

Competition among carriers in the New York City market will continue to thrive.

•	Delta has 198 peak day departures from New York-JFK, while Northwest currently has only 6, demonstrating that the companies have complementary routes with very little overlap.

•	Seven discount carriers serve the New York City Metropolitan area.

A Win for Communities
Salt Lake City

Delta and Northwest are joining together to create a new stronger airline that will be a win for employees, customers and communities.

Salt Lake City will be the primary gateway to the West for the combined Delta/Northwest.

Delta has deep roots in Salt Lake City.

•	Delta, via its predecessor Western Air Lines, started service to Salt Lake City in 1926.

•	Salt Lake City became a significant hub for Delta in 1987.

Together, Delta and Northwest currently employ approximately 3,000 Utah residents and generate more than $7 billion in economic benefits each year for Utah.

•	Salt Lake City will continue to be one of the combined airline’s largest hubs.

•	The merged airline will provide more service to Utah than any other airline.

The merger of Delta and Northwest will mean more long-term, stable employment opportunities.

Employees in Utah will benefit from increased long-term job security at a more resilient airline better positioned to weather the industry’s traditional boom and bust cycle.

•	Employees provided with an equity stake in the combined airline.

•	There will be no involuntary furloughs of frontline employees or hub closures as a result of this transaction.

•	Delta and Northwest employees will enjoy reciprocal pass privileges on both airlines’ worldwide networks, beginning as soon as possible during the regulatory review process.

•	Existing pension plans for both companies’ employees will be protected.

•	Frontline employees of both airlines will be provided seniority protection through a fair and equitable seniority integration process.

The combined company will offer service to more destinations worldwide.

The merged airline will connect Salt Lake City and the Mountain West to the world.

•
By combining Northwest’s leading positions in Canada and Asia with Delta’s strength across the Caribbean, Latin America, Europe, the Middle East and Africa, customers and communities will benefit from enhanced access to destinations worldwide.

•	More convenient access will provide Salt Lake City and the surrounding areas with potential opportunities for economic development, new investment and increased tourism.

The combination of Delta and Northwest will not change the competitive environment for customers in Salt Lake City.

Competition among carriers in Salt Lake City will continue to thrive.

•	Delta has 336 peak day departures from Salt Lake City, while Northwest currently has only five, demonstrating that the companies have complementary routes with very little overlap.

•	Three discount carriers serve Salt Lake City.

A Win for Communities
Connecting Communities to the World

Both Delta and Northwest have proud histories of providing service to America’s small and rural destinations. This combination will build on that history to enhance the connections between America’s small communities and cities across the U.S. and around the world.

Delta connects small communities with the world.

Small communities will have enhanced international access.

•	The merged carrier will serve more than 140 small communities – more than any other airline.

•	More convenient access will provide America’s small communities with opportunities for economic development, new investment and tourism.

By combining the complementary networks of Delta and Northwest, the merged carrier will serve more small and rural communities in the United States than any other airline.

Small Community Airports Served

* Reflects airports served between Jan 08 and Dec 08, plus announced additions, less announced cancellations, including seasonal services. “Small Communities” defined as those with 2006 FAA Passenger Boarding Counts of <500K Source: OAG, FAA

A Win for Customers
Customer Fact Sheet

A combined Delta and Northwest will create a stronger global airline focused on providing excellent service, value and increased travel options to customers.

Customers will enjoy more travel options.

Customers will be able to fly to more destinations, have more schedule options and more opportunities to earn and redeem frequent flyer miles in what will become the world’s largest frequent flyer program.

•
Delta customers will benefit from Northwest’s leading positions in the Midwest, Canada and Asia, and Northwest customers will have access to Delta's strength across the South, Mountain West, Northeast, Europe, the Middle East, Latin America and Africa.

•	Small communities throughout the United States will enjoy enhanced access to more destinations worldwide.

•	The combined airline will maintain all existing hubs within the Delta and Northwest networks.

•	The combination will strengthen existing SkyTeam relationships to provide seamless access to over 840 destinations in 162 countries worldwide.

Customers will benefit from an enhanced travel experience.

The combination of Delta and Northwest will create a stronger airline better able to invest in fleet upgrades and new services for customers.

•	Both airlines will accelerate upgrades to existing international aircraft with lie-flat seats and personal on-demand entertainment.

•
The combined company also will be able to improve customers’ travel experience through new products and services, including enhanced self-service tools, better bag-tracking technology, new seats and refurbished cabin interiors.

•
By joining Delta and Northwest’s networks and fleets, the combined airline will be better able to match the right planes with the right routes, making transportation more efficient across our entire network.

Customers will benefit from continued strong competition within the airline industry after the merger of Delta and Northwest.

The growth of discount airlines will continue to fuel competition.

•	Discount carriers currently carry one third of domestic passengers.

•	Southwest carries more domestic passengers than Delta and Northwest combined.

•	Discount airlines currently serve every U.S. legacy airline hub city and region and have built their own hubs in over half of these locations.

•	Discount airlines operate hubs in three Delta and Northwest hubs, in addition to serving all Delta and Northwest hubs.

•	Discount airlines account for 60% of outstanding narrowbody aircraft orders, demonstrating that continued discount airline expansion is assured.

A Win for Customers
International Service

Delta and Northwest bring unique international destinations to each carrier's existing customers.

Click the image above for a larger international service map.

A Win for Customers
Unique Domestic Service

A unique regional presence allows for an end-to-end merger.

Click the image above for a larger domestic service map.